SNOWFLAKE INC.
450 Concar Drive
San Mateo, CA 94402
September 11, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

RE:	Snowflake Inc.
Registration Statement on Form S-1
File No. 333-248280
Ladies and Gentlemen:
Snowflake Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, September 15, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon C. Avina and Seth J. Gottlieb of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Seth J. Gottlieb of Cooley LLP, counsel to the Registrant, at (650) 843-5864, or in his absence, Jon C. Avina at (650) 843-5307.
[Signature Page Follows]

Very truly yours,

SNOWFLAKE INC.

By:	/s/ Michael P. Scarpelli
Name:	Michael P. Scarpelli
Title:	Chief Financial Officer

cc:	Derk Lupinek, Snowflake Inc.
Jon C. Avina, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP
[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]